Exhibit 12.1

KIMCO REALTY CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

For the nine months ended September 30, 2018

(in thousands, except for ratio)

Pretax earnings from continuing operations before adjustment for noncontrolling interests or income loss from equity investees	$332,409

Add:
Interest on indebtedness (excluding capitalized interest)	140,194
Amortization of debt premiums, discounts and capitalized expenses	(2,088)
Amortization of capitalized interest	4,165
Portion of rents representative of the interest factor	5,423
480,103

Distributed income from equity investees	80,900

Pretax earnings from continuing operations, as adjusted	$561,003

Fixed charges -
Interest on indebtedness (excluding capitalized interest)	$140,194
Capitalized interest	13,319
Amortization of debt premiums, discounts and capitalized expenses	(2,088)
Portion of rents representative of the interest factor	5,423

Fixed charges	$156,848

Ratio of earnings to fixed charges	3.6